ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com	August 23, 2010

VIA EDGAR

Mr. Steve Amchan
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Request for Withdrawal of Exemptive Application for Marshall Funds, Inc., et al. File No. 812-13668

Dear Mr. Amchan:

On behalf of Marshall Funds, Inc., M&I Special Institutional Funds, Inc., Marshall & Ilsley Trust Company N.A., M&I Investment Management Corp. and M&I Distributors LLC (collectively, the “Applicants”), we hereby request the withdrawal of the Applicants’ application originally filed on or about June 12, 2009, as amended, for an order pursuant to Sections 6(c), 17(b) and 17(d) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder.

Sincerely, /s/Abigail J. Murray Abigail J. Murray
cc:	Gayle M. Robinson
Maureen A. Miller
Renee M. Hardt